2001 Theurer Blvd.
May 20, 2010	Winona, MN 55987
www.fastenal.com

Via EDGAR, U.S. mail, and facsimile (703) 813-6968

Mr. Terence O’Brien

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St, NE

Washington, D.C. 20549-7010

RE:	Fastenal Company

Form 10-Q for the period ended March 31, 2010

Filed April 27, 2010

File No. 0-16125

Dear Mr. O’Brien:

On behalf of Fastenal Company, we hereby submit our response to a follow-up comment received from the Staff of the Commission by letter dated May 4, 2010. Our response to the Staff’s comment is set forth below and is keyed to the numbered comment in the comment letter. For your convenience, we have included the text of the Staff’s comment.

Form 10-Q for the period ended March 31, 2010

Management’s Discussion and Analysis, page 8

1.	We note the section on monthly sales changes and sales trends on pages 9-10. However, it is not clear, on a consolidated basis for the time frame of March 31, 2009 to March 31, 2010, how sales have been impacted by the various factors you have identified and discussed. For example, it is not clear how the opening of new stores, daily sales, the increase in full-time equivalent headcount, etc., has contributed, if at all, to the 6.4% increase in sales during this period. In your response, please explain to us the underlying reason(s) for the sales increase and revise future filings to disclose this information. Refer to item 303(a)(ii) and (iii) of Regulation S-K.

Fastenal Response:

We have previously included a section in our Form 10-Q that discussed our net sales growth from a quarterly perspective. We removed this information from our first quarter disclosure and replaced it with some additional discussions about trends and end market performance. Unfortunately, these changes neglected to appropriately disclose the items you identified. The narrative on the following page explains the reasons for the 6.4% increase in net sales from the first quarter of 2009 to the first quarter of 2010 and is derived, with appropriate modifications, from the disclosure contained in our Form 10-Q for the quarter ended September 30, 2009.

2001 Theurer Blvd.
Mr. Terence O’Brien	Winona, MN 55987
Branch Chief	www.fastenal.com
May 20, 2010
Page 2 of 3

This additional disclosure, if included in our first quarter filing, would have been inserted on page 8 after the business overview section and before the sections discussing sales by end markets, monthly sales changes, and sales trends. This reintroduced section would also have resulted in some modifications to the discussion of monthly sales changes so as to eliminate redundant information. We will reincorporate a comparable tabular presentation of changes in net sales and a comparable narrative explanation of the reasons for changes in net sales in future filings.

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Sales Growth— Net sales and growth rates in net sales were as follows:

	Three months ended March 31,
	2010	2009
Net sales	$520,772	489,347
Percentage change	6.4%	-13.6%

The increase in net sales in the first three months of 2010 came primarily from higher unit sales. Our growth in net sales was not meaningfully impacted by deflationary or inflationary price changes in our products or by the introduction of new products or services. The higher unit sales resulted primarily from increases in sales at older store locations (discussed later) and to a lesser degree the opening of new store locations in the last several years. The growth in net sales at the older store locations was due to the moderating impacts of the current recessionary environment, an environment which dramatically worsened late in 2008. The increase in net sales also resulted from the strengthening of the Canadian currency relative to the United States dollar and from our Holo-Krome business, which we acquired in December 2009. These two items added approximately 1.5 percentage points to our growth in the first quarter.

The impact of the economy is best reflected in the growth performance of our stores opened greater than ten years ago (store sites opened as follows: 2010 group – opened 2000 and earlier, and 2009 group – opened 1999 and earlier) and opened greater than five years ago (store sites opened as follows: 2010 group – opened 2005 and earlier, and 2009 group – opened 2004 and earlier). These two groups of stores are more cyclical due to the increased market share they enjoy in their local markets. The stores opened greater than two years ago represent a consistent “same store” view of our business (store sites opened as follows: 2010 group – opened 2008 and earlier, and 2009 group – opened 2007 and earlier). The daily sales change for each of these groups was as follows:

	Three months ended March 31,
Store Age	2010	2009
Opened greater than 10 years ago	2.1%	-17.1%
Opened greater than 5 years ago	1.7%	-16.2%
Opened greater than 2 years ago	4.3%	-15.1%

Note: The age groups above are measured as of the last day of each respective year.

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2001 Theurer Blvd.
Mr. Terence O’Brien	Winona, MN 55987
Branch Chief	www.fastenal.com
May 20, 2010
Page 3 of 3

We hope this clarifies our omitted disclosure. We did not address your inquiry about the impact on net sales of the increase in full-time equivalent headcount as our headcount has decreased since the first quarter of 2009.

As requested in your initial letter dated April 20, 2010, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me directly at (507) 453-8211 or Sheryl Lisowski at (507) 453-8550.

Sincerely,

Daniel L. Florness
EVP and CFO
Fastenal Company
cc:	Jenn Do, Staff Accountant (via facsimile 703-813-6968)

Sheryl Lisowski – Fastenal Company